Exhibit 99.25

CONSENT OF EXPERT

TO:	British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities Service, Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories
Office of the Superintendent of Securities, Yukon
Office of the Superintendent of Securities, Nunavut

Dear Sirs/Mesdames,

Re:	Blue Moon Metals Inc. (the "Corporation")
Short Form Base Shelf Prospectus of the Corporation dated September 23, 2025 (the "Prospectus")

In connection with the filing of the Prospectus, I hereby consent to being named in the Prospectus in connection with my involvement in the preparation of the technical report titled "NI 43-101 Technical Report on the Mineral Resources of the Nussir and Ulveryggen Projects, Norway" dated January 24, 2025 (as amended and restated on September 12, 2025) with an effective date of January 20, 2025 (the "Technical Report"), and to the use of the Technical Report, or any portion thereof, and to the inclusion or incorporation by reference of information derived from the Technical Report in the Prospectus.

I have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from the Technical Report or within my knowledge as a result of the services performed by me in connection with the Technical Report.

DATED this 23rd day of September, 2025.

(signed) "Adam Wheeler"
Adam Wheeler, C. Eng., Eur Ing., FIMMM